BOYD GAMING REPORTS FIRST QUARTER RESULTS

LAS VEGAS – MAY 6, 2009 – Boyd Gaming Corporation **(NYSE: BYD)** today reported financial results for the first quarter ended March 31, 2009.

For the quarter, we reported a net loss of $13.8 million, or $0.16 per share, compared to a loss of $32.6 million, or $0.37 per share, in the same period last year. The loss was due in part to a non-cash, pre-tax impairment charge of $28.4 million related to the write-off of goodwill incurred as a result of the finalization of our purchase price for Dania Jai-Alai in January 2009.

Adjusted Earnings[1] for the first quarter 2009 were $13.0 million, or $0.15 per share, compared to $29.6 million, or $0.34 per share, for the same period in 2008. During the first quarter 2009, certain pre-tax adjustments resulted in a net reduction of income by $41.5 million ($26.8 million, net of tax, or $0.31 per share). By comparison, the first quarter 2008 included certain pre-tax adjustments that had a net effect of reducing income by $95.0 million ($62.2 million, net of tax, or $0.71 per share). Pre-tax adjustments in the first quarter 2009 and 2008 are listed in a table at the end of this press release.

Net revenues were $434.8 million for the first quarter 2009, compared to $471.1 million for the same quarter in 2008, a decrease of 7.7%. Total Adjusted EBITDA was $109.6 million for the quarter, compared to $127.7 million in the prior year.

Keith Smith, President and Chief Executive Officer of Boyd Gaming, commented on the quarter, ñThe recession continues to impact our business, but weôre encouraged by some positive trends that developed during the quarter. In our Las Vegas Locals region, we began to see signs of stabilization, while Borgata continued to outperform a severely challenged Atlantic City market. Results were especially encouraging in our Midwest and South and Downtown Las Vegas regions, both of which posted gains for the quarter. These regional performances helped to offset difficult economic climates in Las Vegas and Atlantic City, and demonstrate the value of geographic diversification to our Company.ò

(1) See footnotes at the end of the release for additional information relative to non-GAAP financial measures.

Key Operations Review

Las Vegas Locals

In our Las Vegas Locals segment, first quarter 2009 net revenues were $170.1 million versus $206.5 million for the first quarter 2008. First quarter 2009 Adjusted EBITDA was $45.3 million, a 32.0% decrease from the $66.7 million in the same quarter 2008. We continue to be impacted by overall weakness in consumer spending, as well as significant declines in room rates.

Downtown

Our Downtown Las Vegas properties generated net revenues of $58.7 million and Adjusted EBITDA of $13.4 million for the first quarter 2009, versus $60.9 million and $10.2 million, respectively, for the first quarter 2008. Favorable fuel pricing led to improved margins from our Hawaii charter operations, while increased efficiencies in our Downtown operations also strengthened results.

Midwest and South

In our Midwest and South region, we recorded $206.1 million in net revenues for the first quarter 2009, compared to $203.7 million for the same period in 2008. Adjusted EBITDA for the current period was $48.0 million, an increase of 5.3% from the $45.6 million reported in the first quarter of 2008. Continued strength at our Louisiana properties helped boost results from this region, highlighted by all-time record revenue and Adjusted EBITDA at Delta Downs.

Borgata

Borgata's operating income for the first quarter 2009 was $25.5 million versus $37.1 million for the first quarter 2008. Net revenues for Borgata were $187.9 million for the first quarter 2009, down compared to the $202.0 million recorded in the same quarter in 2008. Adjusted EBITDA was $45.9 million, compared to $55.5 million for the first quarter 2008. Borgata's results were adversely impacted by both the recession and an increasingly competitive regional environment.

Paul Chakmak, Executive Vice President and Chief Operating Officer, said, "We responded aggressively to this downturn by streamlining our operations and removing costs from across our business. These efforts helped lessen the recession's impact on our results, particularly in our Las Vegas regions. Elsewhere, results were brighter. Our Louisiana properties have proven resilient, and our Blue Chip expansion is being favorably received as we transition from our opening phase."

Key Financial Statistics

The following is additional information as of and for the three months ended March 31, 2009:

- March 31 debt balance: $2.70 billion
- March 31 cash: $98.2 million
- Maintenance capital expenditures during the quarter: $7.5 million
- Expansion capital expenditures during the quarter: $19.5 million
    - Echelon: $10.9 million
    - Blue Chip: $8.6 million
- Capitalized interest during the quarter: $0.4 million
- March 31 debt balance at Borgata: $699.9 million

Conference Call Information

We will host our first quarter 2009 conference call today Wednesday, May 6 at 12:00 p.m. Eastern. The conference call number is **888.680.0865** and the passcode is **63949973**. Please call up to 15 minutes in advance to ensure you are connected prior to the start of the call.

The conference call will also be available live on the Internet at www.boydgaming.com or http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=95703&eventID=2170613

Following the call's completion, a replay will be available by dialing 888.286.8010 on Wednesday, May 6, beginning two hours after the completion of the call and continuing through Wednesday, May 13. The passcode for the replay will be **29662484**. The replay will also be available on the Internet at www.boydgaming.com.

The following table presents Net Revenues and Adjusted EBITDA by operating segment and reconciles Adjusted EBITDA to net loss for the three months ended March 31, 2009 and 2008. Note that in the Company's periodic reports filed with the Securities and Exchange Commission, the results from Dania Jai-Alai and corporate expense are classified as part of total other operating costs and expenses and are not included in Reportable Segment Adjusted EBITDA.

	Three Months Ended March 31,	
	2009	2008
Net Revenues	(In thousands)	
Las Vegas Locals	$ 170,099	$ 206,494
Downtown Las Vegas (a)	58,665	60,929
Midwest and South	206,081	203,695
Net revenues	$ 434,845	$ 471,118
Adjusted EBITDA		
Las Vegas Locals	$ 45,320	$ 66,655
Downtown Las Vegas	13,354	10,169
Midwest and South	48,021	45,599
Wholly-owned property Adjusted EBITDA	106,695	122,423
Corporate expense (c)	(9,980)	(13,746)
Wholly-owned Adjusted EBITDA	96,715	108,677
Our share of Borgata's operating income before net amortization, preopening and other items (d)	12,917	19,005
Adjusted EBITDA (e)	109,632	127,682
Other operating costs and expenses		
Deferred rent	1,089	1,134
Depreciation and amortization (f)	42,976	43,494
Preopening expenses	5,839	5,579
Our share of Borgata's preopening expenses	176	408
Our share of Borgata's write-downs and other charges, net	(5)	70
Share-based compensation expense	3,392	2,969
Write-downs and other charges	28,963	90,313
Total other operating costs and expenses	82,430	143,967
Operating income (loss)	27,202	(16,285)
Other non-operating items		
Interest expense, net (b)	45,267	30,253
Increase in value of derivative instruments	-	(442)
Gain on early retirements of debt	(2,400)	(950)
Our share of Borgata's non-operating expenses, net	4,522	4,605
Total other non-operating costs and expenses, net	47,389	33,466
Loss before income taxes	(20,187)	(49,751)
Benefit from income taxes	6,359	17,164
Net loss	$ (13,828)	$ (32,587)

(a) Includes revenues related to Vacations Hawaii and other travel agency related entities of $8.7 million and $10.0 million for the three months ended March 31, 2009 and March 31, 2008, respectively.

(b) Net of interest income and amounts capitalized. Interest expense for the three months ended March 31, 2009 includes $8.9 million of prior period interest expense (from the March 1, 2007 date of acquisition to

December 31, 2008) related to the January 2009 amendment to the purchase agreement resulting in the finalization of our purchase price for Dania Jai-Alai.

(c) The following table reconciles the presentation of corporate expense on our condensed consolidated statements of operations to the presentation on the accompanying table.

	Three Months Ended March 31,	
	2009	2008
	(In thousands)	
Corporate expense as reported on our condensed consolidated statements of operations	$ 12,685	$ 15,773
Corporate share-based compensation expense	(2,705)	(2,027)
Corporate expense as reported on the accompanying table	$ 9,980	$ 13,746

(d) The following table reconciles the presentation of our share of Borgata's operating income on our condensed consolidated statements of operations to the presentation of our share of Borgata's results on the accompanying table.

	Three Months Ended March 31,	
	2009	2008
	(In thousands)	
Operating income from Borgata, as reported on our condensed consolidated statements of operations	$ 12,422	$ 18,203
Add back:		
Net amortization expense related to our investment in Borgata	324	324
Our share of preopening expenses	176	408
Our share of write-downs and other charges, net	(5)	70
Our share of Borgata's operating income before net amortization, preopening and other items	$ 12,917	$ 19,005

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(e) The following table reconciles Adjusted EBITDA to EBITDA and net loss.

	Three Months Ended March 31,			
	2009		2008	
	(In thousands)			
Adjusted EBITDA	$	109,632	$	127,682
Deferred rent		1,089		1,134
Preopening expenses		5,839		5,579
Our share of Borgata's preopening expenses		176		408
Our share of Borgata's write-downs and other charges, net		(5)		70
Share-based compensation expense		3,392		2,969
Write-downs and other charges		28,963		90,313
Increase in value of derivative instruments		-		(442)
Gain on early retirements of debt		(2,400)		(950)
Our share of Borgata's non-operating expenses, net		4,522		4,605
EBITDA		68,056		23,996
Depreciation and amortization		42,976		43,494
Interest expense, net		45,267		30,253
Benefit from income taxes		(6,359)		(17,164)
Net loss	$	(13,828)	$	(32,587)

(f) The following table reconciles the presentation of depreciation and amortization on our condensed consolidated statements of operations to the presentation on the accompanying table.

	Three Months Ended March 31,			
	2009		2008	
	(In thousands)			
Depreciation and amortization as reported on our condensed consolidated statements of operations	$	42,652	$	43,170
Net amortization expense related to our investment in Borgata		324		324
Depreciation and amortization as reported on the accompanying table	$	42,976	$	43,494

BOYD GAMING CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

| | Three Months Ended March 31, | |
	2009	2008
	(In thousands, except per share data)	
Revenues		
Gaming	$ 366,063	$ 392,966
Food and beverage	59,041	66,926
Room	30,641	38,355
Other	26,935	29,664
Gross revenues	482,680	527,911
Less promotional allowances	47,835	56,793
Net revenues	434,845	471,118
Costs and expenses		
Gaming	172,912	177,035
Food and beverage	31,384	39,278
Room	9,957	11,424
Other	19,314	22,090
Selling, general and administrative	73,973	77,907
Maintenance and utilities	22,386	23,037
Depreciation and amortization	42,652	43,170
Corporate expense	12,685	15,773
Preopening expenses	5,839	5,579
Write-downs and other charges	28,963	90,313
Total costs and expenses	420,065	505,606
Operating income from Borgata	12,422	18,203
Operating income (loss)	27,202	(16,285)
Other expense (income)		
Interest income	(4)	(8)
Interest expense, net of amounts capitalized	45,271	30,261
Increase in value of derivative instruments	-	(442)
Gain on early retirements of debt	(2,400)	(950)
Other non-operating expenses from Borgata, net	4,522	4,605
Total other expense, net	47,389	33,466
Loss before income taxes	(20,187)	(49,751)
Benefit from income taxes	6,359	17,164
Net loss	$ (13,828)	$ (32,587)
Basic and diluted net loss per common share	$ (0.16)	$ (0.37)
Weighted average basic and diluted shares outstanding	86,931	87,809

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The following table reconciles the net loss based upon United States generally accepted accounting principles to adjusted earnings and adjusted earnings per share.

	Three Months Ended March 31,	
	2009	2008
	(In thousands, except per share data)	
Net loss	$ (13,828)	$ (32,587)
Adjustments:		
Preopening expenses	5,839	5,579
Our share of Borgata's preopening expenses	176	408
Our share of Borgata's write-downs and other charges, net	(5)	70
Increase in value of derivative instruments	-	(442)
Gain on early retirements of debt	(2,400)	(950)
Write-downs and other charges	28,963	90,313
Prior period interest expense related to the finalization of our purchase price for Dania Jai-Alai	8,883	-
Income tax effect for above adjustments	(14,626)	(32,767)
Adjusted earnings	$ 13,002	$ 29,624
Adjusted earnings per diluted share (Adjusted EPS)	$ 0.15	$ 0.34
Weighted average diluted shares outstanding	86,931	87,809

The following table reports Borgata's financial results.

	Three Months Ended March 31,	
	2009	2008
	(In thousands)	
Gaming revenue	$ 168,849	$ 178,636
Non-gaming revenue	69,339	68,106
Gross revenues	238,188	246,742
Less promotional allowances	50,298	44,718
Net revenues	187,890	202,024
Expenses	141,964	146,558
Depreciation and amortization	20,091	17,455
Preopening expenses	353	816
Write-downs and other charges, net	(10)	140
Operating income	25,492	37,055
Interest expense, net	(8,011)	(6,457)
Provision for state income taxes	(1,032)	(2,754)
Total non-operating expenses	(9,043)	(9,211)
Net income	$ 16,449	$ 27,844

The following table reconciles our share of Borgata's financial results to the amounts reported on our condensed consolidated statements of operations.

	Three Months Ended March 31,			
	2009		2008	
	(In thousands)			
Our share of Borgata's operating income	$	12,746	$	18,527
Net amortization expense related to our investment in Borgata		(324)		(324)
Operating income from Borgata, as reported on our condensed consolidated statements of operations	$	12,422	$	18,203
Other non-operating net expenses from Borgata, as reported on our condensed consolidated statements of operations	$	4,522	$	4,605

The following table reconciles operating income to Adjusted EBITDA for Borgata.

	Three Months Ended March 31,			
	2009		2008	
	(In thousands)			
Operating income	$	25,492	$	37,055
Depreciation and amortization		20,091		17,455
Preopening expenses		353		816
Write-downs and other charges, net		(10)		140
Adjusted EBITDA	$	45,926	$	55,466

The following table reconciles Adjusted EBITDA to EBITDA and net income for Borgata.

	Three Months Ended March 31,			
	2009		2008	
	(In thousands)			
Adjusted EBITDA	$	45,926	$	55,466
Preopening expenses		353		816
Write-downs and other charges, net		(10)		140
EBITDA		45,583		54,510
Depreciation and amortization		20,091		17,455
Interest expense, net		8,011		6,457
Provision for income taxes		1,032		2,754
Net income	$	16,449	$	27,844

Footnotes and Safe Harbor Statements

Non-GAAP Financial Measures

Regulation G, "Conditions for Use of Non-GAAP Financial Measures," prescribes the conditions for use of non-GAAP financial information in public disclosures. We believe that our presentations of the following non-GAAP financial measures are important supplemental measures of operating performance to investors: earnings before interest, taxes, depreciation and amortization (EBITDA), Adjusted EBITDA, Adjusted Earnings and Adjusted Earnings Per Share (Adjusted EPS). The following discussion defines these terms and why we believe they are useful measures of our performance.

Note that while the Company will continue to include the results of Dania Jai-Alai and corporate expense in Adjusted EBITDA for purposes of its earnings releases, in filings of the Company's periodic reports with the Securities and Exchange Commission, the results of Dania Jai-Alai and corporate expense are not included in the Company's Reportable Segment Adjusted EBITDA. Effective April 1, 2008, the Company reclassified the reporting of its Midwest and South segment to exclude the results of Dania Jai-Alai, since it does not share similar economic characteristics with our other Midwest and South operations. In the Company's periodic reports, Dania Jai-Alai's results are included as part of total other operating costs and expenses. In addition, as of the same date, we reclassified the reporting of corporate expense to exclude it from our subtotal for Reportable Segment Adjusted EBITDA and include it as part of total other operating costs and expenses. Furthermore, in the Company's periodic reports, corporate expense is presented to include its portion of share-based compensation expense.

EBITDA and Adjusted EBITDA

EBITDA is a commonly used measure of performance in our industry which we believe, when considered with measures calculated in accordance with United States Generally Accepted Accounting Principles (GAAP), gives investors a more complete understanding of operating results before the impact of investing and financing transactions and income taxes and facilitates comparisons between us and our competitors. Management has historically adjusted EBITDA when evaluating operating performance because we believe that the inclusion or exclusion of certain recurring and non-recurring items is necessary to provide the most accurate measure of our core operating results and as a means to evaluate period-to-period results. We have chosen to provide this information to investors to enable them to perform more meaningful comparisons of past, present and future operating results and as a means to evaluate the results of core on-going operations. We do not reflect such items when calculating EBITDA; however, we adjust for these items and refer to this measure as Adjusted EBITDA. We have historically reported this measure to our investors and believe that the continued inclusion of Adjusted EBITDA provides consistency in our financial reporting. We use Adjusted EBITDA in this press release because we believe it is useful to investors in allowing greater transparency related to a significant measure used by management in its financial and operational decision-making. Adjusted EBITDA is among the more significant factors in management's internal evaluation of total company and individual property performance and in the evaluation of incentive compensation related to property management. Management also uses Adjusted EBITDA as a measure in determining the value of acquisitions and dispositions. Adjusted EBITDA is also widely used by management in the annual budget process. Externally, we believe these measures continue to be used by investors in their assessment of our operating performance and the valuation of our company. Adjusted EBITDA reflects EBITDA adjusted for deferred rent, preopening expenses, share-based compensation expense, write-downs and other charges, change in value of derivative instruments, gain/loss on early retirements of debt, and our share of Borgata's non-operating expenses, preopening expenses and write-downs and other charges, net. In addition, Adjusted EBITDA includes the results of Dania Jai-Alai and corporate expense. A reconciliation of Adjusted EBITDA to EBITDA and net loss, based upon GAAP, is included in the financial schedules accompanying this release.

Adjusted Earnings and Adjusted EPS

Adjusted Earnings is net loss before preopening expenses, change in value of derivative instruments, write-downs and other charges, gain/loss on early retirements of debt, prior period interest expense related to the finalization of our purchase price for Dania Jai-Alai, and our share of Borgata's preopening expenses and write-downs and other charges, net. Adjusted Earnings and Adjusted EPS are presented solely as supplemental disclosures because management believes that they are widely used measures of performance in the gaming industry. A reconciliation of net loss based upon GAAP to Adjusted Earnings and Adjusted EPS are included in the financial schedules accompanying this release.

Limitations on the Use of Non-GAAP Measures

The use of EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS has certain limitations. Our presentation of EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS may be different from the presentation used by other companies and therefore comparability may be limited. Depreciation and amortization expense, interest expense, income taxes and other items have been and will be incurred and are not reflected in the presentation of EBITDA or Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, EBITDA and Adjusted EBITDA do not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest and income taxes, capital expenditures and other items both in our reconciliations to the GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS are used in addition to and in conjunction with results presented in accordance with GAAP. EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS should not be considered as an alternative to net income, operating income, or any other operating performance measure prescribed by GAAP, nor should these measures be relied upon to the exclusion of GAAP financial measures. EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS reflect additional ways of viewing our operations that we believe, when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. Management strongly encourages investors to review our financial information in its entirety and not to rely on a single financial measure.

Forward Looking Statements and Company Information
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements contain words such as "may," "will," "might," "expect," "believe," "anticipate," "could," "would," "estimate," "continue," "pursue," or the negative thereof or comparable terminology, and may include (without limitation) information regarding the Company's expectations, goals or intentions regarding the future, including, but not limited to, statements regarding potential stabilization in the markets in which the Company operates and future outlook, the ability to offset a poor economic climate, the value of geographic diversification, increased operating efficiencies, resiliency of the Company's properties in various markets, customer acceptance of the Company's Blue Chip expansion, strategy, expenses, revenue, earnings, cash flow, Adjusted EBITDA and Adjusted Earnings. Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those discussed in any such statement. In particular, the Company can provide no assurances when or if the economy will improve, whether the Company will be able to remain well positioned to weather the current economic environment and maximize its performance and whether the Company will be able to remain competitive and attract patrons to its properties. Further risks include the timing or effects of the Company's delay of construction at Echelon and when, or if, construction will be recommenced, the effect that such delay will have on the Company's business, operations or financial condition, the effect that such delay will have on the Company's joint venture participants, and whether such participants (or other Echelon project participants) will terminate their agreements or arrangements with the Company, or whether any such participants will require any additional fees or terms that may be unfavorable to the Company, and whether the Company will be able to reach agreement on any modified terms with its joint venture participants, that Blue Chip's position, performance or demand will change. Additional factors that could cause actual results to differ materially are the following: competition, litigation, financial community and rating agency perceptions of the Company, changes in laws and regulations, including increased taxes, the availability and price of energy, weather, regulation, economic, credit and capital market conditions (and the ability of the Company's joint venture participants to secure favorable financing, if at all) and the effects of war, terrorist or similar activity. In addition, the Company's development projects are subject to the many risks inherent in the construction of a new enterprise, including poor performance or non-performance by any of the joint venture partners or other third parties on whom the Company is relying, unanticipated design, construction, regulatory, environmental and operating problems and lack of demand for the Company's projects, as well as unanticipated delays and cost increases, shortages of materials, shortages of skilled labor or work stoppages, unforeseen construction scheduling, engineering, environmental, permitting, construction or geological problems, weather interference, floods, fires or other casualty losses. In addition, the Company's anticipated costs and construction periods for projects are based upon budgets, conceptual design documents and construction schedule estimates prepared by the Company in consultation with its architects and contractors. Many of these costs are estimated at inception of the project and can change over time as the project is built to completion. The cost of any project may vary significantly from initial budget expectations, and the Company may have a limited amount of capital resources to fund cost overruns. If the Company cannot finance cost overruns on a timely basis, the completion of one or more projects may be delayed until adequate funding is available. The Company cannot assure that any project will be completed, if at all, on time or within established budgets, or that any project will result in increased earnings to the Company. Significant delays, cost overruns, or failures of the Company's projects to achieve market acceptance could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, the Company's projects may not help it compete with new or increased competition in its markets. Additional factors that could cause actual results to differ are discussed under the heading "Risk Factors" and in other sections of the Company's filings with the SEC, and in the

Company's other current and periodic reports filed from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement.

About Boyd Gaming

Headquartered in Las Vegas, Boyd Gaming Corporation **(NYSE: BYD)** is a leading diversified owner and operator of 16 gaming entertainment properties located in Nevada, New Jersey, Mississippi, Illinois, Indiana, and Louisiana. Boyd Gaming press releases are available at www.prnewswire.com. Additional news and information on Boyd Gaming can be found at www.boydgaming.com .

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